Exhibit 99.1

FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 2656-8016
brad.miller@gigamedia.com.tw

GigaMedia Appoints New COO

to Drive Expansion of Online Game Operations

TAIPEI, Taiwan, April 24, 2013 – GigaMedia Limited (NASDAQ: GIGM) today announced the appointment of Ronald Ho as chief operating officer of its FunTown online games business; Ronald joins the team as part of the company’s new strategic repositioning/growth initiatives focused on extending FunTown’s online game platform with self-developed casual browser/mobile games.

Mr. Ho’s proven leadership and know-how bring to GigaMedia the necessary expertise to advance the company’s growth across Greater China.

“Ronald is a trusted leader with a wealth of experience in Greater China who consistently delivers results,” stated GigaMedia Limited Chief Executive Officer Collin Hwang. “I have tremendous confidence in his ability to align Giga’s games business with industry trends and leading practices and drive growth in Greater China.”

“GigaMedia’s strategy has never been more focused – more compelling,” stated FunTown Chief Operating Officer Ronald Ho. “I am excited to help lead the business to its next phase of innovation and growth tied to operational excellence.”

Ronald joins GigaMedia from Gamania China Digital Entertainment Co., Ltd., a Taiwan-listed online games leader with 2012 revenues of approximately US$235 million and operations across Greater China. During his successful 13-year career at Gamania, Ronald was instrumental in driving growth and held a number of positions. Most recently, he served as chief operating officer of China operations, leading Gamania’s overall China market strategy and execution, including internal development of browser/Web games.

GigaMedia expects extension of its online games business to self-developed browser/mobile games to drive growth and improved performance. Management plans to begin launching new self-developed casual social games in browser/mobile formats in the second half of 2013, including reformatted versions of certain of GigaMedia’s existing popular PC-based casual games and all-new games.

About GigaMedia

Headquartered in Taipei, Taiwan, GigaMedia Limited (Singapore registration number: 199905474H) is a diversified provider of online games and cloud computing services. GigaMedia’s online games business develops and operates a suite of games in Taiwan and Hong Kong, with focus on Web-based/mobile games. The company’s cloud computing business is focused on providing SMEs in Greater China with critical communications services and IT solutions that increase flexibility, efficiency and competitiveness. More information on GigaMedia can be obtained from www.gigamedia.com.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in April 2012.

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